As filed with the Securities and Exchange Commission on April 20, 2015.

Registration No. 333-203314

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

SCYNEXIS, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2834	56-2181648
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3501 C Tricenter Boulevard

Durham, North Carolina 27713

(919) 544-8600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Marco Taglietti, M.D.

Chief Executive Officer

SCYNEXIS, Inc.

3501 C Tricenter Boulevard

Durham, North Carolina 27713

(919) 544-8600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Matthew B. Hemington Brett D. White Cooley LLP 3175 Hanover Street Palo Alto, California 94304 (650) 843-5000	Charles F. Osborne Chief Financial Officer SCYNEXIS, Inc. 3501 C Tricenter Boulevard Durham, North Carolina 27713 (919) 544-8600	Curtis L. Mo Torrie C. Nute DLA Piper LLP (US) 2000 University Avenue East Palo Alto, California 94303 (650) 833-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, $0.0001 par value per share	$34,500,000	$4,009

(1)	Includes the offering price of any additional shares that the underwriters have the option to purchase to cover overallotments, if any.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(3)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price. The Registrant previously paid $3,486 of the registration fee.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 20, 2015

PRELIMINARY PROSPECTUS

$30,000,000

SCYNEXIS, Inc.

Common Stock

We are offering 3,359,462 shares of our common stock, assuming a public offering price of $8.93 per share, the last reported sale price of our common stock on The NASDAQ Global Select Market on April 17, 2015, with an aggregate market value of approximately $30,000,000. Our common stock is currently listed on the NASDAQ Global Market under the symbol “SCYX.”

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page 11 of this prospectus.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, and are subject to reduced public company reporting requirements.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us before expenses	$	$

(1)	See “Underwriting” beginning on page 37 for a full description of compensation payable to the underwriters.

Delivery of the shares of common stock is expected to be made on or about                     , 2015. We have granted the underwriters an option for a period of 30 days to purchase an additional 503,919 shares of our common stock to cover over-allotments, assuming a public offering price of $8.93 per share, the last reported sale price of our common stock on The NASDAQ Global Select Market on April 17, 2015, with a public offering price of up to approximately $4,500,000 before deducting underwriter discounts and commissions. The number of additional shares of common stock the underwriters have the option to purchase will be determined based on the public offering price per share.

RBC CAPITAL MARKETS	CANACCORD GENUITY

JMP SECURITIES	NEEDHAM & COMPANY

Prospectus dated                     , 2015

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in, or incorporated by reference into, this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in, or incorporated by reference into, this prospectus is accurate only as of its date regardless of the time of delivery of this prospectus or of any sale of common stock.

Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons who come into possession of this prospectus and any free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any free writing prospectus applicable to that jurisdiction.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus and does not contain all of the information that you should consider in making your investment decision. Before deciding to invest in our common stock, you should read this entire prospectus, and the documents that are incorporated by reference into this prospectus, carefully, including the sections of this prospectus titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes. Unless the context otherwise requires, references in this prospectus to the “company,” “SCYNEXIS,” “we,” “us” and “our” refer to SCYNEXIS, Inc.

SCYNEXIS is a pharmaceutical company committed to the discovery, development and commercialization of novel anti-infectives to address significant unmet therapeutic needs. We are developing our lead product candidate, SCY-078, as a novel oral and intravenous (IV) drug for the treatment of serious and life-threatening invasive fungal infections in humans. SCY-078 has been shown to be effective in vitro and in vivo in animal studies against a broad range of Candida and Aspergillus species, including drug resistant strains. These important pathogens account for approximately 85% of invasive fungal infections in the United States and Europe. SCY-078 was shown to be sufficiently safe and well-tolerated in multiple Phase 1 studies to support progression to Phase 2 studies. We have opened multiple trial sites, are actively screening patients, and in March 2015, enrolled the first patient in a Phase 2 study with the oral formulation of SCY-078 for the treatment of invasive Candida infection, a common and often fatal invasive fungal infection. We anticipate beginning Phase 1 studies of an IV formulation of SCY-078 in the second half of 2015. In addition to pursuing the development of SCY-078, we have additional compounds similar to SCY-078 and related expertise that we may use to expand our antifungal portfolio. We also provide contract research and development services primarily in the field of animal health, which currently generate substantially all of our revenue. Our previous drug discovery initiatives produced clinical and preclinical programs based on the use of cyclophilin inhibitors to treat viral diseases, which we have licensed to partners for continued development and commercialization.

Market Opportunity

We estimate that the annual worldwide market for systemic antifungal therapeutics, which is where we expect to target SCY-078, is approximately $3.6 billion. Each year there are estimated to be over 600,000 confirmed cases of invasive fungal infections caused by various species of Candida and Aspergillus, two of the most serious fungal pathogens in the United States and Europe. The rapid progression of the disease and the high mortality rates associated with invasive fungal infections often result in treatments being administered in unconfirmed cases or as a preventative measure. For example, we estimate that the total number of patients treated for invasive Candida infections is approximately three to four times the number of confirmed cases. Also, the increasingly widespread use of immune suppressive drugs as cancer chemotherapy or for organ transplantation or treatment of autoimmune disease has resulted in an increasing population of patients at risk for invasive fungal infections. Furthermore, the limited number of antifungal drug classes, consisting of azoles, echinocandins and polyenes, and their widespread use, has led to increased numbers of, and infections with, drug-resistant strains. The resulting pattern of infection, followed by treatment, followed by the development of resistance, followed by more infections is familiar to the medical community, as it has faced these same issues with multi-drug resistant bacterial infections such as methicillin-resistant Staphylococcus aureus, commonly known as MRSA.

SCY-078 represents a new chemical class of drugs designed to block an established target in infectious fungi. SCY-078 has shown potent in vitro activity against a large collection of medically relevant strains of Candida and Aspergillus, including multi-drug resistant strains that have been isolated from infected patients. We have conducted studies of SCY-078 using animal models that were used in the development of previously approved antifungal drugs where these models were proven to be predictive of efficacy in humans. Using these well-established animal models, SCY-078 was shown to be highly active against Candida and Aspergillus. SCY-078 blood concentrations were measured in a subset of the studies in the murine model of candidiasis to determine levels required for efficacy. In subsequent Phase 1 studies, in approximately 100 healthy human volunteers, blood concentrations of SCY-078 were achieved that met the levels predicted to be effective in treating invasive Candida infections and, at these exposures, was sufficiently safe and well tolerated to support progression to Phase 2 studies.

The increasing rates of bacterial and fungal infections and resistance to current therapies, along with associated high rates of mortality, led to the 2012 passage of the Generating Antibiotic Incentives Now (GAIN) Act in the United States. The GAIN Act established incentives for the development of new therapies for serious and life-threatening infections by making streamlined priority review and fast track processes available for drugs which the U.S. Food and Drug Administration, or FDA, designates as Qualified Infectious Disease Products, or QIDPs. The FDA has granted the oral tablet formulation of SCY-078 QIDP designation, which will provide for an additional five years of marketing exclusivity, if the product is approved, providing an additional layer of protection from generic drug competition. The FDA also granted fast track designation to the oral formulation of SCY-078 in December 2014. This fast track designation, coupled with our prior receipt of QIDP designation, allows for a potentially accelerated path to approval and underscores the FDA’s understanding of the critical need for new and varied treatments for life-threatening invasive fungal infections. We expect to submit QIDP and fast track designation requests for the IV formulation of SCY-078 in 2015. In addition to marketing exclusivity, SCY-078 is covered by a composition of matter patent extending to 2030. We have exclusive worldwide rights to SCY-078 in the field of human health, and have licensed the rights in Russia and certain smaller non-core markets to R-Pharm, CJSC, or R-Pharm, a leading supplier of hospital drugs in Russia.

SCY-078 Development

We are developing both an IV and oral formulation of SCY-078 because patients with invasive Candida infections are typically prescribed IV treatment in hospitals, and then are switched, or “stepped down,” to oral formulations when the patient shows sufficient improvement of symptoms. The availability of SCY-078 in both oral and IV formulations would allow patients to remain within the same drug class and potentially be discharged from the hospital sooner.

Our current focus for development of SCY-078 is the execution of a randomized Phase 2 study with the oral formulation of SCY-078. This is a three arm study comparing step-down oral therapy with two doses of SCY-078 to current standard of care in patients with invasive Candida infections following initial therapy with an IV echinocandin class antifungal drug. We have opened multiple trial sites and we are actively screening patients for enrollment with the first patient enrolled in March 2015. We amended the study protocol’s enrollment criteria in February 2015 in order to enhance and expedite recruitment and we are currently preparing further enhancements to the study’s protocol. We believe that these changes to enrollment criteria will improve the Phase 2 study’s overall progress without affecting the interpretability of the study. We expect to report complete data from the Phase 2 study in the first half of 2016.

We are also currently developing an IV formulation of SCY-078 and intend to initiate Phase 1 studies with an IV formulation in the second half of 2015. The next planned study evaluating the efficacy and safety of SCY-078 in patients will include the option of stepping down from IV to oral SCY-078.

If approved, we intend to market SCY-078 to hospitals and major medical centers, where physicians specializing in critical care, infectious disease specialists, and physicians treating immune-compromised patients, such as oncologists and those performing solid organ transplants and stem cell transplants, are likely to be found and where invasive fungal infections are more prevalent.

Despite the increasing availability of generic azole drugs and the eventual availability of generic echinocandin drugs, we believe SCY-078, once commercialized, will achieve market acceptance at prices comparable to that of the top selling branded hospital-based antibiotics. We believe we can achieve branded pricing even with the increasing availability of generic drugs because we anticipate positioning SCY-078 for use in patients infected with multi-drug resistant strains and as an alternative to echinocandins. Our positioning strategies are as follows:

•

Drug resistant strains. There are many invasive fungal strains resistant to azole drugs. High rates of morbidity and mortality, and extended hospital stays associated with infections from these resistant strains, will make a strong argument for the use of a branded-priced antifungal drug which is effective against these resistant strains.

•

Alternative to echinocandins. Physicians are reluctant to prescribe azoles in hospitals where azole resistance is prevalent, as an ineffective course of therapy can compromise the patient’s survival. Thus, in these settings, physicians often prescribe echinocandins; but echinocandins are only available in IV formulation. Subsequent step down to an oral azole to allow release from the hospital risks relapse of an azole resistant infection if the original pathogen was not identified and susceptibility determined, leading some physicians to keep patients on IV echinocandins for the full course of therapy. If successfully developed, SCY-078 would provide an attractive alternative to echinocandin therapy by offering an IV-to-oral step-down within a single therapeutic class, thereby facilitating earlier discharge from the hospital and the resultant reduced exposure to the risk of hospital-acquired infections.

•

Oral step-down from any IV echinocandin. For those patients who start treatment with an echinocandin, SCY-078, if approved, will be the only glucan-synthase inhibitor available for oral step-down treatment once the patient is ready for out-patient treatment. Oral step-down with SCY-078 following IV treatment with an echinocandin will avoid the need to keep the patient in the hospital for a full course of therapy of IV echinocandin and it will facilitate earlier discharge from the hospital.

•	Platform and long term focus. In addition to pursuing the development of SCY-078, we are planning to use our platform of enfumafungin derivatives and expertise to expand our antifungal portfolio.

Our management team is led by Marco Taglietti, M.D., who was recently hired as our Chief Executive Officer, effective April 1, 2015. Dr. Taglietti brings to our management team a wealth of experience in drug development and commercialization, including anti-infectives and antifungals. Over the course of his professional career, Dr. Taglietti has ushered several new products across multiple indications to approval in the U.S. and globally. Dr. Taglietti previously served as Executive Vice President, Research and Development and Chief Medical Officer of Forest Laboratories, Inc. and also as President of the Forest Research Institute until the company was acquired by Actavis, plc. Prior to joining Forest Labs, Dr. Taglietti was Senior Vice President, Head of Global Research and Development at Stiefel Laboratories,

Inc. and held various positions with Schering-Plough Corporation where he served as Vice President, Worldwide Clinical Research for Anti-infectives, Oncology, CNS, Endocrinology and Dermatology. Dr. Taglietti succeeded Yves Ribeill, Ph.D. as CEO, who will remain our President and will continue to serve on our board of directors. Prior to founding SCYNEXIS, Dr. Ribeill was involved in the discovery and development efforts that resulted in the approval of the anti-bacterial Synercid®. We also have 33 scientists who have Ph.D. degrees and extensive pharmaceutical experience. We intend to leverage our management team’s expertise in the development of SCY-078.

Strategic Alternatives for Our Contract Research and Development Services

As part of our strategic objective to focus our resources on the development of SCY-078, we are currently exploring the divestiture of our contract research and development services business (the “service business”). A divestiture of the service business will simplify our business model and allow our new Chief Executive Officer, Dr. Taglietti, and the rest of our management team, to focus on the execution of our strategic objectives, namely the development, regulatory approval and commercialization of SCY-078. A third-party firm has been engaged and is actively assisting us in evaluating several divestiture options (a third-party sale, spin-off, management buy-out transaction, or shut-down process). We may incur fees due to a third-party firm and other costs in connection with a divestiture transaction that we cannot reasonably estimate at this time, including but not limited to employee compensation and severance costs, exit and disposal costs, and other transaction costs.

Our Corporate Strategy

Key elements of our strategy include:

•	further develop SCY-078 to obtain regulatory approval in major commercial markets;

•	commercialize SCY-078 in the United States through a focused hospital-based sales force;

•	contract with commercial partners to develop and commercialize SCY-078 outside of the United States; and

•	leverage our strong scientific team, extensive in-house expertise in human drug development, and our platform of enfumafungin derivatives to pursue the development of additional proprietary compounds.

Risk Factors Associated with Our Business

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. You should read these risks, and the risks incorporated by reference into this prospectus, before you invest in our common stock. In particular, our risks include, but are not limited to, the following:

•

we have never been profitable, we have no products approved for commercial sale, and to date we have not generated any revenue from product sales; as a result, our ability to curtail our losses and reach profitability is unproven, and we may never achieve or sustain profitability;

•	we expect a number of factors to cause our operating results to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance;

•	we may continue to require substantial additional capital, and if we are unable to raise capital when needed we would be forced to delay, reduce or eliminate our product development programs;

•

historically we have devoted a majority of our resources and efforts to providing research and development services to other companies and we have derived substantially all of our revenue from providing these services; we are seeking to divest our contract research and development services business and have shifted our focus to developing our own drug candidate SCY-078;

•

we expect any potential divestiture of our contract research and development services business to have an adverse effect on our reported revenues in 2015 and may have an adverse effect on our net loss in 2015, and it is possible we may not receive sufficient consideration in connection with such a transaction to cover the cost of the divestment;

•

we cannot be certain that SCY-078 will receive regulatory approval, and without regulatory approval we will not be able to market SCY-078. Regulatory approval is a lengthy, expensive and uncertain process;

•

although the oral form of SCY-078 has been granted QIDP designation, this does not guarantee that the length of the FDA review process will be significantly shorter than otherwise, or that SCY-078 will ultimately be approved by the FDA;

•

delays in the enrollment, including delays in the implementation of amendments to the Phase 2 study’s protocol enrollment criteria, or delays in the completion of or the termination of our Phase 2 clinical trial (or future clinical trials) could result in increased costs to us and could delay or limit our ability to obtain regulatory approval for SCY-078 or any future product candidates;

•

clinical failure can occur at any stage of clinical development. Because the results of earlier clinical trials are not necessarily predictive of future results, any product candidate we or our current or potential future partners advance through clinical trials may not have favorable results in later clinical trials or receive regulatory approval;

•	we have limited experience in conducting clinical trials and have never submitted an NDA before, and we may be unable to do so for SCY-078 or any future product candidate we may seek to develop;

•	if SCY-078 or any other future product candidates for which we receive regulatory approval do not achieve broad market acceptance, the revenue that is generated from their sales will be limited;

•

a significant use of antifungal drugs consists of treatment due to the presence of symptoms before diagnosis of the invasive fungal infections, and if recently approved diagnostic tools, or additional tools currently under development, for the quick diagnosis of invasive fungal infections are broadly used in the marketplace, the number of treatments using antifungal drugs may decrease significantly, decreasing the potential market for SCY-078; and

•	if resistance to SCY-078 develops quickly or cross resistance with echinocandins becomes more common, our business will be harmed.

Corporate Information

We were originally incorporated in Delaware in November 1999 as ScyRex, Inc. We subsequently changed our name to SCYNEXIS Chemistry & Automation, Inc. in April 2000 and to SCYNEXIS, Inc. in June 2002. Our principal executive offices are located at 3501 C Tricenter Boulevard, Durham, North Carolina 27713, and our telephone number is (919) 544-8600. Our website address is www.scynexis.com. The information contained on our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common stock.

“SCYNEXIS,” our logo and other trade names, trademarks and service marks of SCYNEXIS appearing in this prospectus are the property of SCYNEXIS. Other trade names, trademarks, and service marks appearing in this prospectus are the property of their respective holders.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act. As such, we are eligible for exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and reduced disclosure obligations regarding executive compensation. The JOBS Act also provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. We intend to avail ourselves of all other exemptions.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of our initial public offering of our common stock, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

The Offering

Common stock offered by us	3,359,462 shares with an aggregate market value of approximately $30 million, assuming a public offering price of $8.93 per share, the last reported sale price of our common stock on The NASDAQ Global Select Market on April 17, 2015. The number of shares of common stock we sell will be determined based on the public offering price per share.

Common stock to be outstanding immediately after this offering	11,871,565 shares, assuming a public offering price of $8.93 per share, the last reported sale price of our common stock on The NASDAQ Global Select Market on April 17, 2015.

Underwriters’ over-allotment option	The underwriters have an option to purchase up to 503,919 additional shares of common stock from us, assuming a public offering price of $8.93 per share, the last reported sale price of our common stock on The NASDAQ Global Select Market on April 17, 2015, as described in “Underwriting.” The number of additional shares the underwriters have the option to purchase will be determined based on the public offering price per share.

Use of proceeds	We estimate that the net proceeds from the issuance of our common stock in this offering will be approximately $27.1 million, or approximately $31.3 million if the underwriters exercise their over-allotment option in full after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for working capital, capital expenditures and other general corporate purposes, including preclinical and clinical costs associated with the IV formulation of SCY-078, clinical costs associated with the completion of an ongoing Phase 2 study of oral SCY-078 and the initiation of a study that includes both IV and oral SCY-078. See “Use of Proceeds” for additional information.

Risk factors	See “Risk Factors” beginning on page 11 and the other information included in, or incorporated by reference into, this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

NASDAQ Global Market symbol	“SCYX.”

The number of shares of our common stock to be outstanding after this offering is based on 8,512,103 shares of our common stock outstanding as of December 31, 2014, and assumes the issuance and sale in this offering of 3,359,462 shares of our common stock, based on an assumed public offering price of

$8.93 per share, which is the last reported sale price of our common stock on The NASDAQ Global Select Market on April 17, 2015, and excludes the following:

•	615,322 shares of our common stock issuable upon the exercise of stock options outstanding at a weighted-average exercise price of $9.55 per share;

•

1,031,820 shares of our common stock reserved for future issuance under our 2014 Equity Incentive Plan, including 340,484 additional shares authorized for issuance effective January 1, 2015 pursuant to the evergreen provision under the 2014 Equity Incentive Plan and 510,726 additional shares approved by our Board on February 25, 2015, and to be submitted to our stockholders for approval at our 2015 annual meeting of stockholders;

•	450,000 shares of our common stock reserved for future issuance under our 2015 Inducement Plan;

•

67,157 shares of our common stock reserved for future issuance under our 2014 Employee Stock Purchase Plan, including 29,411 additional shares authorized for issuance effective January 1, 2015 pursuant to the evergreen provision under the 2014 Employee Stock Purchase Plan; and

•	14,033 shares of our common stock issuable upon the exercise of warrants outstanding at a weighted-average exercise price of $45.61 per share.

Unless otherwise indicated, all information in this prospectus reflects and assumes no exercise of the underwriters’ option to purchase 503,919 additional shares of our common stock, assuming a public offering price of $8.93 per share, the last reported sale price of our common stock on The NASDAQ Global Select Market on April 17, 2015. The number of additional shares of common stock the underwriters have the option to purchase will ultimately be determined based on the public offering price per share.

Summary Financial Data

The following tables summarize our financial data and should be read together with the section in our Annual Report on Form 10-K titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, our financial statements and related notes, and our unaudited pro forma financial statements, all of which are incorporated by reference in this prospectus. We have presented pro forma financial data in the following tables because we are currently exploring the divestiture of our contract research and development services business and we believe the occurrence of this divestiture is probable.

We have derived the historical statement of operations data for the years ended December 31, 2014 and 2013, and the historical balance sheet data as of December 31, 2014, from our audited financial statements incorporated by reference in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future. We have derived the pro forma statement of operations data for the years ended December 31, 2014 and 2013, and the pro forma balance sheet data as of December 31, 2014, from our pro forma financial statements in our current report on Form 8-K as filed April 9, 2015, and incorporated by reference in this prospectus on. Our pro forma financial data represents managements best estimate of our financial position and results of operations that would have been obtained had a divestiture of our contract research and development services business been completed as of the date or for the periods presented, but may not necessarily be indictive of or comparable to the financial position or results of operations that may be obtained in the future.

	Historical		Pro Forma
	Year ended December 31,		Year ended December 31,
	2014	2013	2014	2013
	(in thousands, except share and per share amounts)
Total revenue	$19,024	$16,857	$1,256	$157
Cost of revenue	15,446	16,305	—	—

Gross profit	3,578	552	1,256	157

Operating expenses:
Research and development	8,287	4,363	8,287	4,363
Selling, general and administrative	7,568	4,381	6,095	2,580
Gain on insurance recovery	(165)	—	—	—
Gain on sale of asset	—	(988)	—	—

Total operating expenses	15,690	7,756	14,382	6,943

Loss from operations	(12,112)	(7,204)	(13,126)	(6,786)
Other (income) expense:				—
Amortization of deferred financing costs and debt discount	755	3,485	755	3,485
Loss on extinguishment of debt	1,389	—	1,389	—
Interest expense on beneficial conversion feature	—	10,802	—	10,802
Interest expense—related party	—	892	—	892
Interest expense, net	48	192	48	192
Derivative fair value adjustment	(10,080)	7,886	(10,080)	7,886
Other expense	10	—	10	—

Total other (income) expense:	(7,878)	23,257	(7,878)	23,257

	Historical		Pro Forma
	Year ended December 31,		Year ended December 31,
	2014	2013	2014	2013
	(in thousands, except share and per share amounts)
Loss from continuing operations	$(4,234)	$(30,461)	$(5,248)	$(30,043)
Deemed dividend for beneficial conversion feature on Series D-2 preferred stock	(909)	(4,232)	(909)	(4,232)
Deemed dividend for antidilution adjustments to convertible preferred stock	(214)	(6,402)	(214)	(6,402)
Accretion of convertible preferred stock	(510)	(5,714)	(510)	(5,714)

Net loss from continuing operations attributable to common stockholders—basic	(5,867)	(46,809)	(6,881)	(46,391)
Derivative fair value adjustment	(10,080)	—	(10,080)	—

Net loss from continuing operations attributable to common stockholders—diluted	$(15,947)	$(46,809)	$(16,961)	$(46,391)

Per share information:
Net loss per common share from continuing operations, basic	$(1.04)	$(139.47)	$(1.22)	$(138.23)

Net loss per common share from continuing operations, diluted	$(2.69)	$(139.47)	$(2.86)	$(138.23)

Weighted average shares outstanding:
Basic	5,663,311	335,612	5,663,311	335,612

Diluted	5,937,087	335,612	5,937,087	335,612

	Historical as of December 31, 2014		Pro Forma as of December 31, 2014
	Historical	As Adjusted(1)	Pro forma	As Adjusted(1)
	(in thousands)
Balance sheet data:
Cash and cash equivalents	$32,243	$59,339	$32,243	$59,339
Working capital	30,935	58,031	31,218	58,314
Total assets	39,672	66,768	34,403	61,499
Total stockholders’ equity	33,431	60,527	31,286	58,382

(1)	As adjusted to reflect the sale of the 3,359,462 shares being offered in this offering and the receipt of the estimated net proceeds of $27.1 million from the sale of these shares, assuming a public offering price of $8.93 per share, the last reported sale price of our common stock on The NASDAQ Global Select Market on April 17, 2015, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

An investment in our securities involves a high degree of risk. Before you make a decision to invest in our common stock, you should consider carefully the risks described in the section entitled “Risk Factors” contained in our Annual Report on Form 10-K for the period ended December 31, 2014, as filed with the Securities and Exchange Commission, or the SEC, on March 30, 2015, which is incorporated herein by reference in its entirety, as well as any amendment or update thereto reflected in our subsequent filings with the SEC. If any of these risks actually occur, our business, operating results, prospects or financial condition could be materially and adversely affected. This could cause the trading price of our common stock, or, if applicable, other securities, to decline and you may lose part or all of your investment. Moreover, the risks described are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial also may affect our business, operating results, prospects or financial condition.

You should also carefully consider the following risk factors related to this offering:

Our stock price may be volatile.

Given the relatively limited public float since our initial public offering, trading in our common stock has been limited and, at times, volatile. The market price of our common stock could be subject to wide fluctuations in response to, among other things, the risk factors described in, or incorporated by reference into, this section of our prospectus, and other factors beyond our control, such as fluctuations in the valuation of companies perceived by investors to be comparable to us.

The stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions, such as recessions, sovereign debt or liquidity issues, interest rate changes or international currency fluctuations, may negatively affect the market price of our common stock.

In the past, many companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may become the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

The concentration of our capital stock ownership with our principal stockholders, executive officers and directors and their affiliates will limit other stockholders’ ability to influence corporate matters.

Our executive officers and directors, and entities that are affiliated with them, and holders of more than 5% of our outstanding common stock will beneficially own an aggregate of approximately 51% of our outstanding common stock following this offering, based on the number of shares owned by them as of January 31, 2015. This significant concentration of share ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. Also, as a result, these stockholders, acting together, will be able to control our management and affairs and matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Consequently, this concentration of ownership may have the effect of delaying or preventing a change in control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if such a change in control would benefit our other stockholders.

We currently do not intend to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We currently do not plan to declare dividends on shares of our common stock in the foreseeable future. Consequently, your only opportunity to achieve a return on your investment in our company will be if the market price of our common stock appreciates and you sell your shares at a profit. There is no guarantee that the price of our common stock that will prevail in the market after our public offering will ever exceed the price that you pay.

Because the public offering price of our common stock is substantially higher than the as adjusted net tangible book value per share of our outstanding common stock, new investors will incur immediate and substantial dilution.

The public offering price of our common stock is substantially higher than the as adjusted net tangible book value per share of our common stock based on the expected total value of our total assets, less our goodwill and other intangible assets, less our total liabilities immediately following this offering. Therefore, if you purchase shares of our common stock in this offering, assuming a public offering price of $8.93 per share, the last reported sale price of our common stock on The NASDAQ Global Select Market on April 17, 2015, you will experience immediate and substantial dilution of $3.83 per share in the price you pay for our common stock as compared to the as adjusted net tangible book value as of December 31, 2014. To the extent outstanding options or warrants to purchase common stock are exercised, there will be further dilution. For a further description of the dilution that you will experience immediately after this offering, see the section titled “Dilution.”

Our management has broad discretion in the use of the net proceeds from this offering and may not use the net proceeds effectively.

Our management will have broad discretion in the application of the net proceeds of this offering. We cannot specify with certainty the uses to which we will apply the net proceeds we will receive from this offering. The failure by our management to apply these funds effectively could adversely affect our ability to continue to maintain and expand our business.

Our charter documents and Delaware law could prevent a takeover that stockholders consider favorable and could also reduce the market price of our stock.

Our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could delay or prevent a change in control of our company. These provisions could also make it more difficult for stockholders to elect directors and take other corporate actions. These provisions include:

•	not providing for cumulative voting in the election of directors;

•	authorizing our board of directors to issue, without stockholder approval, preferred stock rights senior to those of common stock;

•	prohibiting stockholder action by written consent;

•	limiting the persons who may call special meetings of stockholders; and

•	requiring advance notification of stockholder nominations and proposals.

In addition, we have been governed by the provisions of Section 203 of the Delaware General Corporate Law since the completion of our initial public offering. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding common stock, from engaging in certain business combinations without approval of substantially all of our stockholders for a certain period of time.

These and other provisions in our amended and restated certificate of incorporation, our amended and restated bylaws and under Delaware law could discourage potential takeover attempts, reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than it would be without these provisions.

We are currently exploring a divestiture of our contract research and development services business, and if it occurs it will cause us to incur substantial transaction costs and will cause a significant change in our business and financial performance in the future.

As part of our strategic objective to focus our resources on the development of SCY-078, we are currently exploring a third-party sale, spin-off, management buy-out transaction, or shut-down of our contract research and development services. We have historically devoted a majority of our resources and efforts to providing research and development services to other companies and derived substantially all of our revenue from providing these services and we have only recently shifted our focus to developing our own drug candidate, SCY-078. In connection with such a divestiture, we may incur fees due to a third-party firm engaged to assist us with the divestiture and other costs in connection with such a transaction that we cannot reasonably estimate at this time, including but not limited to employee compensation and severance costs, exit and disposal costs, and other transaction costs. In addition, we expect any potential divestiture of our contract research and development services business to have an adverse effect on our reported revenues in 2015 and may have an adverse effect on our net loss in 2015, and it is also possible we may not receive sufficient consideration in connection with such a transaction to cover the cost of the divestment.

Delays in our Phase 2 study’s patient enrollment process, including delays associated with the implementation of protocol amendments currently being prepared, could have an adverse effect on the costs and timing of our SCY-078 development efforts.

We are currently preparing amendments to the enrollment criteria in our Phase 2 study protocol that we believe will enhance and expedite recruitment. We believe that these changes to enrollment criteria will improve the Phase 2 study’s overall progress without affecting the interpretability of the study. If these amendments are not successful in expediting enrollment, we may continue to experience enrollment delays that could increase our costs, limit our ability to achieve full enrollment, adversely affect the data we expect to receive from the study, or cause us to terminate the study before it is completed.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections incorporated by reference here and titled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Market, Industry and Other Data,” “Business” and “Shares Eligible for Future Sale,” contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act. In some cases you can identify these statements by forward-looking words, such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “plan,” “potential,” “seek,” “will,” “would,” or the negative or plural of these words or similar expressions. These forward-looking statements include, but are not limited to, statements concerning the following:

•	our ability to successfully develop SCY-078, including an IV formulation of SCY-078;

•	our ability to successfully implement and complete enrollment in our Phase 2 study with the oral formulation of SCY-078;

•	our expectations regarding the benefits we will obtain from the oral form SCY-078 having been designated as a QIDP and the expectation that the IV form will also be designated as a QIDP;

•	our ability to obtain FDA approval of SCY-078;

•	our ability to successfully divest our contract research and development services business and the impact such a divestment would have on our projected future revenues and net losses;

•	our expectations regarding the devotion of our resources;

•	our expected uses of the net proceeds to us from this offering, and how long they will last;

•	the expected costs of studies and when they will begin;

•	our ability to scale up manufacturing to commercial scale;

•	our reliance on third parties to conduct our clinical studies;

•	our reliance on third-party contract manufacturers to manufacture and supply commercial supplies of SCY-078 for us;

•	our expectations regarding the marketing of SCY-078 should we receive regulatory approval;

•	our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing;

•	our financial performance; and

•	developments and projections relating to our competitors or our industry.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Forward-looking statements speak only as of the date the statements are made. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

You should read this prospectus, and the documents that we reference in this prospectus and have filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part, with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

MARKET, INDUSTRY AND OTHER DATA

We obtained the industry, market and other data throughout this prospectus, or incorporated herein by reference, from our own internal estimates and research, as well as from industry publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the definitions of our market and industry are appropriate, neither this research nor these definitions have been verified by any independent source.

Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of shares of our common stock in this offering will be approximately $27.1 million, or approximately $31.3 million if the underwriters exercise their over-allotment option in full, assuming a public offering price of $8.93 per share, the last reported sale price of our common stock on the NASDAQ Global Select Market on April 17, 2015, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

As of December 31, 2014, we had cash and cash equivalents of approximately $32.2 million. We currently estimate that we will use the net proceeds from this offering, together with our cash and cash equivalents, for working capital, capital expenditures and other general corporate purposes, including preclinical and clinical costs associated with the IV formulation of SCY-078, clinical costs associated with the completion of an ongoing Phase 2 study of oral SCY-078 and the initiation of a study that includes both IV and oral SCY-078.

Our management will retain broad discretion over the allocation of the net proceeds from this offering. Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment grade, interest bearing instruments and U.S. government securities.

MARKET PRICE OF COMMON STOCK

Our common stock been listed on the NASDAQ Global Market under the symbol “SCYX” since May 2, 2014. The table below sets forth the high and low intraday sales prices for our common stock for the periods indicated, as reported by the NASDAQ Global Market:

	High	Low
Year Ended December 31, 2015
Second quarter (through April 17, 2015)	$9.50	$8.25
First quarter	15.00	7.09

Year Ended December 31, 2014
Fourth quarter	11.98	5.70
Third quarter	8.34	5.10
Second quarter	9.89	7.78

As of March 31, 2015, there were approximately 569 holders of record of our common stock.

DIVIDEND POLICY

We have never declared or paid, and do not anticipate declaring, or paying in the foreseeable future, any cash dividends on our capital stock. Future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then existing conditions, including our operating results, financial conditions, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

DILUTION

Our net tangible book value as of December 31, 2014, was approximately $33.4 million, or $3.93 per share. Net tangible book value per share is determined by dividing our total tangible assets, less total liabilities, by the number of shares of our common stock outstanding as of December 31, 2014. Dilution with respect to net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately after this offering.

After giving effect to our receipt of the net proceeds from our sale of 3,359,462 shares of our common stock based on an assumed public offering price of $8.93 per share, the last reported sale price of our common stock on the NASDAQ Global Market on April 17, 2015, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of December 31, 2014, would have been approximately $60.5 million or $5.10 per share. The number of shares of common stock to be sold by us will be determined based on the public offering price per share. This represents an immediate increase in net tangible book value of $1.17 per share to existing stockholders and immediate dilution of $3.83 per share to investors purchasing our common stock in this offering.

The following table illustrates this dilution on a per share basis to new investors:

	(in thousands)
Assumed public offering price per share		$8.93
Actual net tangible book value per share as of December 31, 2014	$3.93
Increase in as adjusted net tangible book value per share attributable to new investors purchasing shares in this offering	1.17

As adjusted net tangible book value per share as of December 31, 2014		5.10

Dilution per share to new investors in this offering		$3.83

The foregoing discussion and table do not take into account further dilution to new investors that could occur upon the exercise of the underwriters’ option to purchase up to an additional 503,919 shares of our common stock within 30 days of the date of this prospectus, assuming a public offering price of $8.93 per share, the last reported sale price of our common stock on the NASDAQ Global Select Market on April 17, 2015. If the underwriters exercise in full their option to purchase 503,919 additional shares of our common stock, assuming a public offering price of $8.93 share, the last sale price of our common stock on the NASDAQ Global Market on April 17, 2015, our net tangible book value on December 31, 2014, after giving effect to this offering, would have been approximately $64.7 million, or approximately $5.23 per share, representing an immediate dilution of $3.70 per share to new investors purchasing shares of common stock in this offering.

The above discussion and table do not take into account further dilution to investors purchasing our common stock in this offering that could occur upon the exercise of outstanding options and warrants having a per share exercise price less than the public offering price per share in this offering. To the extent that outstanding options or warrants outstanding as of December 31, 2014, are exercised, or other shares are issued, investors purchasing our common stock in this offering will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe that we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of our common stock, including through the sale of securities convertible into or exchangeable or exercisable for common stock, the issuance of these securities could result in further dilution to our stockholders, including investors purchasing our common stock in this offering.

The outstanding share information in the discussion and table above is based on 8,512,103 shares of our common stock outstanding as of December 31, 2014, and assumes the issuance and sale in this offering of 3,359,462 shares of our common stock, based on an assumed public offering price of $8.93 per share, which is the last reported sale price of our common stock on The NASDAQ Global Select Market on April 17, 2015, and excludes the following:

•	615,322 shares of our common stock issuable upon the exercise of stock options outstanding at a weighted-average exercise price of $9.55 per share;

•

1,031,820 shares of our common stock reserved for future issuance under our 2014 Equity Incentive Plan, including 340,484 additional shares authorized for issuance effective January 1, 2015 pursuant to the evergreen provision under the 2014 Equity Incentive Plan and 510,726 additional shares approved by our Board on February 25, 2015, and to be submitted to our stockholders for approval at our 2015 annual meeting of stockholders;

•	450,000 shares of our common stock reserved for future issuance under our 2015 Inducement Plan;

•

67,157 shares of our common stock reserved for future issuance under our 2014 Employee Stock Purchase Plan, including 29,411 additional shares authorized for issuance effective January 1, 2015 pursuant to the evergreen provision under the 2014 Employee Stock Purchase Plan; and

•	14,033 shares of our common stock issuable upon the exercise of warrants outstanding at a weighted-average exercise price of $45.61 per share.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2014:

•	on an actual basis;

•

on an adjusted basis to reflect the sale by us of approximately $30 million of shares of common stock in this offering at an assumed public offering price of $8.93 per share, the last reported sale price of our common stock on The NASDAQ Global Select Market on April 17, 2015, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with the sections in this prospectus titled “Selected Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes incorporated by reference into this prospectus.

	As of December 31, 2014
	Actual	As adjusted
	(audited)
	(in thousands, except share data)
Cash and cash equivalents	$32,243	$59,339

Preferred stock, $0.001 par value; no shares authorized, issued, and outstanding, actual; 5,000,000 shares authorized, no shares issued and outstanding, as adjusted	—	—
Stockholders’ equity:
Common stock, $0.001 par value; 125,000,000 shares authorized, 8,512,103 shares issued and outstanding, actual; 11,871,565 shares issued and outstanding, as adjusted	8	11
Additional paid-in capital	150,934	178,027
Accumulated deficit	(117,511)	(117,511)

Total stockholders’ equity	33,431	60,527

Total capitalization	$33,431	$60,527

The outstanding share information in the table above is based on 8,512,103 shares of our common stock outstanding as of December 31, 2014, and assumes the issuance and sale in this offering of 3,359,462 shares of our common stock, based on an assumed public offering price of $8.93 per share, which is the last reported sale price of our common stock on The NASDAQ Global Select Market on April 17, 2015, and excludes the following:

•	615,322 shares of our common stock issuable upon the exercise of stock options outstanding at a weighted-average exercise price of $9.55 per share;

•

1,031,820 shares of our common stock reserved for future issuance under our 2014 Equity Incentive Plan, including 340,484 additional shares authorized for issuance effective January 1, 2015 pursuant to the evergreen provision under the 2014 Equity Incentive Plan and 510,726 additional shares approved by our Board on February 25, 2015, and to be submitted to our stockholders for approval at our 2015 annual meeting of stockholders;

•	450,000 shares of our common stock reserved for future issuance under our 2015 Inducement Plan;

•

67,157 shares of our common stock reserved for future issuance under our 2014 Employee Stock Purchase Plan, including 29,411 additional shares authorized for issuance effective January 1, 2015 pursuant to the evergreen provision under the 2014 Employee Stock Purchase Plan; and

•	14,033 shares of our common stock issuable upon the exercise of warrants outstanding at a weighted-average exercise price of $45.61 per share.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of January 31, 2015, by the following:

•	each of our directors and named executive officers;

•	all of our directors and executive officers as a group; and

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are currently exercisable or exercisable within 60 days of January 31, 2015. Shares of our common stock issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options and the percentage of any group of which the person is a member but are not deemed outstanding for computing the percentage of any other person. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended.

Our calculation of the percentage of beneficial ownership prior to this offering is based on 8,512,103 shares of common stock outstanding as of January 31, 2015. Our calculation of the percentage of beneficial ownership after this offering is based on 11,871,565 shares of common stock outstanding immediately after the closing of this offering, assuming no exercise of outstanding options and no exercise of the underwriters’ option to purchase additional shares of our common stock, and based on an assumed offering price of $8.93 per share, the last reported sale price of our common stock on The NASDAQ Global Select Market on April 17, 2015, and does not include shares of common stock that our directors, officers or holders of more than 5% of our common stock may purchase in this offering.

		Percentage of Shares Beneficially Owned
Name of Beneficial Owner	Number of Shares Beneficially Owned	Before the Offering	After the Offering
5% Stockholders:
Alta BioPharma Partners II, L.P. and affiliate(1)	1,286,311	15.11%	10.84%
Deerfield Management Company, L.P.(2)	500,000	5.87%	4.21%
Foresite Capital Fund II, L.P.(3)	662,945	7.79%	5.58%
GlaxoSmithKline plc(4)	545,009	6.40%	4.59%
RA Capital Management, LLC(5)	840,000	9.87%	7.08%
Sanofi(6)	1,677,057	19.70%	14.13%

Named Executive Officers and Directors:
Yves J. Ribeill, Ph.D.(7)	92,860	1.09%	*
Charles F. Osborne, Jr.(8)	30,469	*	*
Carole Sable(9)	17,839	*	*
Pamela J. Kirby, Ph.D.(10)	48,045	*	*
Laurent Arthaud(11)	9,652	*	*
Steven C. Gilman, Ph.D.(12)	—	—	—
Ann F. Hanham, Ph.D.(13)	7,263	*	*
Patrick J. Langlois, Ph.D.(14)	21,417	*	*
Guy MacDonald(15)	1,738	*	*
Jean-Yves Nothias, Ph.D.(16)	300,549	3.53%	2.53%
Edward E. Penhoet, Ph.D.	—	—	—
Marco Taglietti(17)	3,190	*	*
All executive officers and directors as a group (12 persons)(18)	533,022	6.26%	4.49%

*	Less than 1% of the outstanding shares of common stock

(1)	Based on a Schedule 13G filed with the SEC on May 14, 2014, reporting beneficial ownership as of May 7, 2014. Alta BioPharma Partners II, L.P. (“ABPII”) has sole voting and dispositive control over 1,240,575 shares, except that Alta BioPharma Management II, LLC (“ABMII”), the general partner of ABPII, and Farah Champsi (“Champsi”), the director of ABMII, may be deemed to share the right to direct the voting and dispositive control over such stock. Alta Embarcadero BioPharma Partners II, LLC (“AEBPII”) has sole voting and dispositive control over 45,736 shares of Common Stock, except that Champsi, the managing director of AEBPII, may be deemed to share the right to direct the voting and dispositive control over such stock. Champsi shares voting and dispositive control over the 1,240,575 shares of common stock beneficially owned by ABPII, and the 45,736 shares of Common Stock beneficially owned by AEBPII. The address for Alta Partners II, Inc. is One Embarcadero Center, 37th Floor, San Francisco, California 94111.

(2)	Based on a Schedule 13G filed with the SEC on February 17, 2015, reporting beneficial ownership as of December 31, 2014. Deerfield Mgmt, L.P. has shared voting investment power with respect to

500,000 shares, Deerfield Management Company, L.P. has shared voting investment power with respect to 500,000 shares, Deerfield Partners, L.P. has shared voting investment power with respect to 0 shares, Deerfield Special Situations Fund, L.P. has shared voting investment power with respect to 273,000 shares, Deerfield International Master Fund, L.P. has shared voting investment power with respect to 0 shares, Deerfield Special Situations International Master Fund, L.P. has shared voting investment power with respect to 227,000 shares, and James E. Flynn has shared voting and dispositive power with respect to 500,000 shares. The address for Deerfield Management Company is 780 Third Avenue, 37th Floor, New York, NY 10017.

(3)	Based on a Schedule 13G filed with the SEC on February 11, 2015, reporting beneficial ownership as of May 2, 2014. Foresite Capital Fund II, L.P. has sole voting investment power with respect to 662,945 shares, except that Foresite Capital Management II, LLC, the general partner of FCF II, may be deemed to have sole power to vote these shares, and James Tanabaum, the managing member of FCM II, may be deemed to have sole power to vote these shares. The address for Foresite Capital Management is 101 California Street, Suite 4100, San Francisco, 94111.

(4)	Based on a Schedule 13G filed with the SEC on May 15, 2014, reporting beneficial ownership as of May 7, 2014. Shares are held of record by S.R. One, Limited, an indirect, wholly-owned subsidiary. The address for GlaxoSmithKline plc is 980 Great West Road, Brentford, Middlesex, TW8 9GS England.

(5)	Based on a Schedule 13G filed with the SEC on February 17, 2015, reporting beneficial ownership as of December 31, 2014. RA Capital Management, LLC has shared voting investment power with respect to 840,000 shares, Peter Kolchinsky has shared voting investment power with respect to 840,000 shares, and RA Capital Healthcare Fund, L.P. has shared voting investment power with respect to 699,720 shares. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein. The address for RA Capital Management is 980 Great West Road, Brentford, Middlesex, TW8 9GS England.

(6)	Based on a Schedule 13G filed with the SEC on February 13, 2015, reporting beneficial ownership as of December 31, 2014. The address for Sanofi is 54 Rue La Boetie, 75008 Paris, France.

(7)	Includes 73,695 shares of common stock issuable upon exercise of options exercisable within 60 days of January 31, 2015.

(8)	Includes 21,103 shares of common stock issuable upon exercise of options exercisable within 60 days of January 31, 2015.

(9)	Includes 17,839 shares of common stock issuable upon exercise of options exercisable within 60 days of January 31, 2015. Dr. Sable’s employment with us terminated on February 20, 2015.

(10)	Includes 22,555 shares of common stock issuable upon exercise of options exercisable within 60 days of January 31, 2015.

(11)	Includes 4,410 shares of common stock issuable upon exercise of options exercisable within 60 days of January 31, 2015, and 4,507 shares held by Mr. Arthaud’s spouse.

(12)	Dr. Gilman was appointed to our board of directors on February 25, 2015.

(13)	Includes 7,263 shares of common stock issuable upon exercise of options exercisable within 60 days of January 31, 2015.

(14)	Consists of shares held by DFC Langlois and includes 10,914 shares of common stock issuable upon exercise of options exercisable within 60 days of January 31, 2015 held by Dr. Langlois. Dr. Langlois is a general partner of DFC Langlois and holds sole voting and dispositive authority over the shares held by DFC Langlois. The address for DFC Langlois is 6 Avenue Frederic Le Play 75007 Paris, France.

(15)	Includes 1,738 shares of common stock issuable upon exercise of options exercisable within 60 days of January 31, 2015.

(16)	Consists of shares held by FCPR Biotechnology and includes 5,472 shares of common stock issuable upon exercise of options exercisable within 60 days of January 31, 2015 held by Dr. Nothias. Dr. Nothias disclaims beneficial ownership of the shares held by FCPR Biotechnology, except to the extent of his ability to direct the voting or disposition of such shares or his pecuniary interest therein.

(17)	Includes 3,190 shares of common stock issuable upon exercise of options exercisable within 60 days of January 31, 2015.

(18)	Consists of shares held by each executive officer and director, including the shares described in footnotes 7 through 17 above.

TRANSACTIONS WITH RELATED PERSONS

Other than compensation arrangements for our directors and named executive officers and the other transactions as described under the heading “Certain Relationships and Related Transactions, and Director Independence” in our annual report on Form 10-K as filed with the SEC on March 30, 2015, the contents of which are incorporated by reference into this prospectus and the registration statement of which this prospectus is a part, since January 1, 2012, the following are the transactions to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers, holders of more than 5% of our capital stock, or any affiliate of our directors, executive officers and holders of more than 5% of our capital stock, had or will have a direct or indirect material interest.

Participation in Initial Public Offering

The following holders, who held more than 5% of our capital stock at the time of our initial public offering of our common stock that was consummated on May 7, 2014, which we refer to as our “IPO”, purchased shares of our common stock in our IPO at the public offering price in varying amounts: Alta BioPharma Partners II, LP and its affiliate, which are affiliated with Edward E. Penhoet, Ph.D., a director of SCYNEXIS; S.R. One, Limited; FCPR Biotechnology Fund, which is affiliated with Jean-Yves Nothias, Ph.D., a director of SCYNEXIS; Ventech Capital and its affiliates, which were affiliated with Mounia Chaoui, Ph.D., a director of SCYNEXIS; and F.C.P.R. Genavent. The aggregate amount that these entities purchased in the IPO was approximately $13.4 million of shares of our common stock, and the aggregate size of the IPO was $62.0 million. In addition, Sanofi, the parent company of Merial, a holder of more than 5% of our capital stock, purchased $15.0 million of shares of our common stock in connection with our IPO.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of our amended and restated certificate of incorporation, and amended and restated bylaws, references to which have been filed as exhibits to the Registration Statement.

General

Our amended and restated certificate of incorporation provides for common stock and authorized shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

As of April 1, 2015, our authorized capital stock consisted of 130,000,000 shares, all with a par value of $0.001 per share, of which:

•	125,000,000 shares are designated as common stock; and

•	5,000,000 shares are designated as preferred stock.

Common stock

As of April 1, 2015, we had outstanding 8,527,210 shares of common stock and the following options, incentive awards and warrants to purchase common stock were issued and outstanding:

•	1,000,696 shares of our common stock issuable upon the exercise of stock options outstanding at a weighted average exercise price of $9.21 per share; and

•	14,033 shares of our common stock issuable upon the exercise of warrants outstanding at a weighted average exercise price of $45.61 per share.

Voting Rights

Each holder of our common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders, except as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law. Cumulative voting for the election of directors is not provided for in our amended and restated certificate of incorporation, which means that the holders of a majority of our shares of common stock can elect all of the directors then standing for election.

Dividends and Distributions. Subject to preferences that may apply to any shares of convertible preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine.

Liquidation Rights. Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating convertible preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding shares of convertible preferred stock and payment of other claims of creditors. The rights, preferences, and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of convertible preferred stock that we may designate and issue in the future.

Preemptive or Similar Rights. Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Preferred Stock

Our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue up to 5,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by the our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, discouraging or preventing a change in control or other corporate action and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.

Warrants

As of March 31, 2015, we had warrants to purchase an aggregate of 14,033 shares of our common stock with an exercise price of $45.61 per share. Each of these warrants has a net exercise provision under which the holder, in lieu of payment of the exercise price in cash, can surrender the warrant and receive a net number of shares of common stock based on the fair market value of such stock at the time of exercise of the warrant after deduction of the aggregate exercise price. Unless earlier exercised, these warrants will expire on the five year anniversary of our initial public offering.

Registration Rights

Stockholder Registration Rights

We are party to an investor rights agreement which provides holders of an aggregate of 1,628,345 shares of our common stock have certain registration rights, as set forth below. The registration of shares of our common stock pursuant to the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act of 1933, as amended, or the Securities Act, when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the underwriter has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback and Form S-3 registration rights described below will expire the later of (1) three years after the effective date of the registration statement in connection with our initial public offering, or (2) with respect to each stockholder, at such time as the (A) our capital stock is publicly traded and (B) such stockholder holds less than one percent (1%) of the our common stock outstanding and is entitled to sell all of its shares pursuant to Rule 144 of the Securities Act during any 90 day period.

Demand Registration Rights

The holders of an aggregate of 1,628,345 shares of our common stock outstanding are entitled to certain demand registration rights. At any time before the expiration of the registration rights, the holders of forty percent (40%) of these shares may request that we file a registration statement having an aggregate offering price to the public of not less than $5.0 million to register all or a portion of their shares.

Piggyback Registration Rights

The holders of an aggregate of 1,628,345 shares of our common stock outstanding, were entitled to, and the necessary percentage of holders waived, their rights to include their shares of registrable securities in this offering. In the event that we propose in the future to register any of our securities under the Securities Act either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain “piggyback” registration rights allowing them to include their shares in the registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act including a registration statement on Form S-3 as discussed below, other than with respect to a demand registration or a registration statement on Forms S-4 or S-8, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

Form S-3 Registration Rights

The holders of an aggregate of 1,628,345 shares of our common stock outstanding will be entitled to certain Form S-3 registration rights. These holders may make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3. The request for registration on Form S-3 must cover securities the aggregate offering price of which, before payment of underwriting discounts and commissions, is at least $1,000,000.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws

Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the voting power of our shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by consent in writing. A special meeting of stockholders may be called only by a majority of our whole board of directors, the chair of our board of directors, or our chief executive officer.

Our amended and restated certificate of incorporation further provides that the affirmative vote of holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then outstanding shares of voting stock, voting as a single class, are required to amend certain provisions of our certificate of incorporation, including provisions relating to the size of the board, removal of directors, special meetings, actions by written consent and cumulative voting. The affirmative vote of holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then outstanding shares of voting stock, voting as a single class, is required to amend or repeal our bylaws, although our bylaws may be amended by a simple majority vote of our board of directors.

The foregoing provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of our company by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the control of our company.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of our company. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy rights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in control of our company or our management. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

In general, Section 203 defines business combination to include the following:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (1) persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Limitations on Liability and Indemnification

Reference is made to the information regarding our limitations on liability and indemnification under the heading “Executive Compensation—Limitation on Liability and Indemnification Matters” in Part III, Item 11 of our Form 10-K as filed with the SEC on March 30, 2015, which information is hereby incorporated by reference.

Listing

Our common stock is listed on the NASDAQ Global Market under the trading symbol “SCYX.”

Transfer Agent and Registrar

Our transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income taxes and does not deal with foreign, state and local consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances, nor does it address U.S. federal tax consequences other than income taxes. Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Internal Revenue Code of 1986, as amended, or the Code, such as financial institutions, insurance companies, tax-exempt organizations, broker-dealers and traders in securities, U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment or other risk reduction strategy, persons subject to the alternative minimum tax or the Medicare contribution tax, partnerships and other pass-through entities, and investors in such pass-through entities. Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the U.S. Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. This discussion assumes that the Non-U.S. Holder holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

Persons considering the purchase of our common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income tax consequences of acquiring, owning and disposing of our common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local or foreign tax consequences.

For the purposes of this discussion, a “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of common stock that is neither a U.S. Holder, nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes regardless of its place of organization or formation). A “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes (a) an individual who is a citizen or resident of the U.S., (b) a corporation or other entity treated as a corporation created or organized in or under the laws of the U.S., any state thereof or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (d) a trust if it (1) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Distributions

Subject to the discussion below regarding backup withholding and foreign accounts, distributions, if any, made on our common stock to a Non-U.S. Holder of our common stock to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. In the case of a Non-U.S. Holder that is an entity, Treasury regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may be able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that such holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us (or, if stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax, on a net income basis at the regular graduated rates. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.

To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will first reduce the Non-U.S. Holder’s adjusted basis in our common stock, but not below zero, and then will be treated as gain to the extent of any excess, and taxed in the same manner as gain realized from a sale or other disposition of common stock as described in the next section.

Gain on Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (a) the gain is effectively connected with a trade or business of such holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that such holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met or (c) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period. In general, we would be a U.S. real property holding corporation if interests in U.S. real estate comprised (by fair market value) at least half of our business assets. We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation. Even if we are treated as a U.S. real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly and constructively, no more than five percent of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder’s holding period and (2) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will continue to qualify as regularly traded on an established securities market.

If you are a Non-U.S. Holder described in (a) above, you will be required to pay tax on the net gain derived from the sale at regular graduated U.S. federal income tax rates, and corporate Non-U.S. Holders described in (a) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (b) above, you will be required to pay a flat 30% tax on the gain derived from the sale, which gain may be offset by U.S. source capital losses (even though you are not considered a resident of the United States).

Information Reporting Requirements and Backup Withholding

Generally, we must report information to the IRS with respect to any dividends we pay on our common stock including the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E or otherwise establishes an exemption.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or foreign, except that information reporting and such requirements may be avoided if the holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E or otherwise meets documentary evidence requirements for establishing Non-U.S. Holder status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

Any amounts of tax withheld under the backup withholding rules may be credited against the tax liability of persons subject to backup withholding, provided that the required information is timely furnished to the IRS.

Foreign Accounts

A U.S. federal withholding tax of 30% may apply on dividends on and the gross proceeds of a disposition of our common stock paid to a foreign financial institution (as specifically defined by applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). This U.S. federal withholding tax of 30% will also apply on dividends on and the gross proceeds of a disposition of our common stock to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding substantial direct and indirect U.S. owners of the entity. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. Holders are encouraged to consult with their own tax advisors regarding the possible implications of these rules for their investment in our common stock.

The IRS has issued guidance providing that the withholding provisions described above generally apply currently to payments of dividends and will apply to payments of gross proceeds from a sale or other disposition of common stock on or after January 1, 2017.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated                     , 2015, among us and RBC Capital Markets, LLC and Canaccord Genuity Inc. as the representatives of the underwriters named below and the joint book-running managers of this offering, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of shares of common stock shown opposite such underwriters name below:

UNDERWRITER	NUMBER OF SHARES
RBC Capital Markets, LLC
Canaccord Genuity Inc.
JMP Securities LLC
Needham & Company, LLC
Total

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not expect sales to accounts over which they have discretionary authority to exceed     % of the common stock being offered.

Commissions and Expenses

The underwriters have advised us that they propose to offer the shares of common stock to the public at the price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $         per share of common stock. After the offering, the public offering price, the concession to dealers or any other term of the offering may be changed by the representatives. No such change will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The underwriting discounts and commissions are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share		Total
	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares	Without Option to Purchase Additional Shares	Without Option to Purchase Additional Shares
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $1.0 million, which includes up to $         payable to the underwriters for certain FINRA-related expenses.

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 503,919 shares from us at the assumed public offering price of $8.93 per share, the last reported sale price of our common stock on the NASDAQ Global Select Market on April 17, 2015, less underwriting discounts and commissions, to cover over-allotments. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above.

Lock-up Agreements

Pursuant to certain lock-up agreements, we and our officers and directors have agreed, subject to specified exceptions, not to directly or indirectly:

•	sell, offer to sell, contract to sell, effect any short sale, pledge, transfer, establish a “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act, or

•

otherwise dispose of, or enter into any swap, hedge or similar arrangement that transfers, in whole or in part, the economic risk of ownership of, any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially, or

•

make any demand for, or exercise any right with respect to, the registration under the Securities Act of the offer and sale of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock, or

•	publicly announce any intention to do any of the foregoing

for a period of 90 days after the date of this prospectus without the prior written consent of the representatives, subject to specified exceptions.

This restriction terminates after the close of trading of the common stock on and including the 90th day after the date of this prospectus. The representatives may, in its sole discretion and at any time or from time to time before the termination of the 90-day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that, pursuant to Regulation M under the Exchange Act, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

The underwriters and certain of their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their respective affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common stock offered hereby. Any such short positions could adversely affect future trading prices of the common stock offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Residents of Canada

The securities may be sold only to purchasers purchasing as principal that are both “accredited investors” as defined in National Instrument 45-106 Prospectus and Registration Exemptions and “permitted clients” as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from the prospectus requirements and in compliance with the registration requirements of applicable securities laws.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, which we refer to as the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, which we refer to as a Relevant Member State, an offer to the public of any shares of common stock that are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(a)	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b)	in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representative has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

Notice to Prospective Investors in Switzerland

The Prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (“CO”) and the shares will not be listed on the SIX Swiss Exchange. Therefore, the Prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

LEGAL MATTERS

Cooley LLP, Palo Alto, California, will pass upon the validity of the shares of our common stock offered hereby. The underwriters are being represented by DLA Piper LLP (US), East Palo Alto, California, in connection with this offering.

EXPERTS

The financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2014, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering of our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other documents are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room of the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements, and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We are subject to the information and reporting requirements of the Exchange Act and are required to file periodic and current reports, proxy statements, and other information with the SEC. These periodic and current reports, proxy statements, and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.scynexis.com. You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference into this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus. We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC (Commission File No. 001-36365):

•	our Annual Report on Form 10-K for the year ended December 31, 2014, filed with the Securities and Exchange Commission, or SEC, on March 30, 2015;

•	our Current Reports on Form 8-K, filed with the SEC on January 7, 2015, January 9, 2015 (other than under Item 7.01 and the related exhibit), February 11, 2015, March 3, 2015, and April 9, 2015; and

•

the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on March 19, 2014, including any amendments or reports filed for the purposes of updating this description.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, including exhibits to these documents. You should direct any requests for documents to James Clarke, Interim General Counsel, SCYNEXIS, Inc., 3501 C Tricenter Boulevard, Durham, North Carolina 27713; telephone: (919) 544-8600; E-mail: james.clarke@scynexis.com.

You also may access these filings on our website at www.scynexis.com. We do not incorporate the information on our website into this prospectus or any supplement to this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus or any supplement to this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus or any supplement to this prospectus).

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement.

$30,000,000

SCYNEXIS, Inc.

Common Stock

PROSPECTUS

RBC CAPITAL MARKETS	CANACCORD GENUITY

JMP SECURITIES	Needham & Company

                    , 2015

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other expenses of issuance and distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale and distribution of our common stock being registered. All amounts are estimates except for the SEC registration fee, the FINRA filing fee, and the listing fee of the NASDAQ Global Market.

SEC registration fee	$4,009
FINRA filing fee	5,675
Legal fees and expenses	455,000
Accounting fees and expenses	235,000
Printing and engraving expenses	150,000
Transfer agent and registrar fees and expenses	15,000
Blue sky fees and expenses	25,000
Miscellaneous fees and expenses	65,000

Total	$954,684

Item 14. Indemnification of directors and officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

Our amended and restated certificate of incorporation provides for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law.

We have entered and expect to continue to enter into agreements to indemnify our directors and executive officers. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Exchange Act of 1934, as amended, that might be incurred by any director or officer in his capacity as such.

In an underwriting agreement we enter into in connection with the sale of our common stock being registered hereby the underwriters will agree to indemnify, under certain circumstances, us, our officers, our directors, and our controlling persons within the meaning of the Securities Act, against certain liabilities.

Item 15. Recent sales of unregistered securities

The following sets forth information regarding all unregistered securities sold by us since December 1, 2011 (the share numbers give retroactive effect to the reverse stock splits that occurred on March 17, 2014 and April 25, 2014 (the “Reverse Splits”), except where specifically indicated to the contrary):

Preferred Stock Issuances

•

On December 11, 2013, we sold 1,785,712 shares of our Series D-2 Preferred Stock on a pre-Reverse Split basis and warrants exercisable for 1,785,712 shares of our common stock on a pre-Reverse Split basis to five investors for aggregate proceeds of $2.5 million, which we refer to as our 2013 financing. In addition, we issued 6,054,255 shares of Series D-1 Preferred Stock and 3,956,985 shares of Series D-2 Preferred Stock on a pre-Reverse Split basis in connection with the conversion of all outstanding principal and interest on the convertible promissory notes previously issued in our 2011 bridge financing and 2013 bridge financing, described below. In January 2014, pursuant to the terms of our 2013 financing, we sold 388,641 shares of our Series D-2 Preferred Stock on a pre-Reverse Split basis and warrants exercisable for 388,641 shares of our common stock on a pre-Reverse Split basis to five investors for aggregate proceeds of $544,100.

Convertible Note and Warrant Issuances

•

On December 7, 2011, January 27, 2012 and May 15, 2012, we collectively issued and sold (i) an aggregate principal amount of $11.4 million of convertible promissory notes and (ii) warrants to purchase an aggregate of 530,719 shares of our common stock on a pre-Reverse Split basis with an exercise price of $0.01 per share, to eleven investors, which we refer to as our 2011 bridge financing. In connection with our 2013 financing, these warrants were adjusted to be exercisable for 1,634,792 shares of our common stock on a pre-Reverse Split basis with no additional proceeds to us.

•	On June 28, 2013, we issued and sold an aggregate principal amount of $899,053 convertible promissory notes to six investors, which we refer to as our 2013 bridge financing.

•

On December 11, 2013, pursuant to the terms of our 2013 bridge financing, we issued warrants exercisable for 1,815,385 shares our common stock on a pre-Reverse Split basis with an exercise price of $0.01 per share to six investors with no additional proceeds to us.

Option and Common Stock Issuances

•

From January 1, 2012, to April 17, 2015, we issued pursuant to our 2009 Stock Option Plan options exercisable for an aggregate of 79,741 shares of our common stock, of which zero options to purchase shares of our common stock have been exercised, options to purchase 51,285 shares had been forfeited and options to purchase 28,456 shares remained outstanding, at a weighted average exercise price of $9.64 per share to certain of our officers, employees, directors and consultants.

•

From January 1, 2012, to April 17, 2015, we issued an aggregate of 962 shares of our common stock to certain of our officers, employees, directors and consultants for an aggregate purchase price of $19,916 pursuant to the exercise of options issued under our 1999 Stock Option Plan and 2009 Stock Option Plan.

•

In May 2014, we issued 275,687 shares or our common stock to 16 of our investors in connection with the exercise of warrants exercisable for shares of our common stock at an exercise price of $0.20 per share, with aggregate proceeds to us of $55,137.

•

On January 27, 2012, we issued an aggregate of 2,777,117 shares of our common stock on a pre-Reverse Split basis to three holders of our preferred stock upon the conversion of such preferred stock into shares or our common stock with no additional proceeds to us.

The sales of the common stock, preferred stock, warrants and convertible notes described above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act (or Regulation D promulgated thereunder). The sales of the options and common stock issuable upon exercise of options above were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The issuance of shares of preferred stock upon conversion of outstanding convertible promissory notes were deemed to be exempt from registration in reliance on Section 3(a)(9) of the Securities Act. We did not pay or give, directly or indirectly, any commission or other remuneration, including underwriting discounts and commissions, in connection with any of the issuances of securities listed above. The recipients of the common stock, preferred stock, warrants and convertible notes in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their employment or other relationship with us or through other access to information provided us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and financial statement schedules

(a)	Exhibits

The exhibits to the registration statement are listed in the Exhibit Index attached hereto and incorporated by reference herein.

(b)	Financial Statement Schedules

No financial statement schedules are provided, because the information called for is not required or is shown either in the financial statements or the notes thereto

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Durham, State of North Carolina, on April 17, 2015.

SCYNEXIS, INC.

By:	/s/ Marco Taglietti, M.D.
Marco Taglietti, M.D.
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Marco Taglietti, M.D. Marco Taglietti, M.D.	Chief Executive Officer and Director (Principal Executive Officer)	April 17, 2015

/s/ Charles F. Osborne, Jr. Charles F. Osborne, Jr.	Chief Financial Officer (Principal Financial and Accounting Officer)	April 17, 2015

*. Pamela J. Kirby, Ph.D.	Chairman of the Board of Directors	April 17, 2015

* Yves J. Ribeill, Ph.D.	President and Director	April 17, 2015

* Laurent Arthaud	Director	April 17, 2015

* Steven C. Gilman, Ph.D.	Director	April 17, 2015

* Ann F. Hanham, Ph.D.	Director	April 17, 2015

* Patrick J. Langlois, Ph.D.	Director	April 17, 2015

* Guy Macdonald	Director	April 17, 2015

* Jean-Yves Nothias, Ph.D.	Director	April 17, 2015

*. Edward E. Penhoet, Ph.D.	Director	April 17, 2015

* Pursuant to Power of Attorney

By:	/s/ Charles F. Osborne, Jr.
Charles F. Osborne, Jr. Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description of Document
1.1	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation. (Filed with the SEC as Exhibit 3.1 to our Current Report on Form 8-K, filed with the SEC on May 12, 2014, SEC File No. 001-36365).

3.2	Amended and Restated Bylaws, as amended and as currently in effect. (Filed with the SEC as Exhibit 3.4 to our Registration Statement on Form S-1, filed with the SEC on February 27, 2014, SEC File No. 333-194192).

4.1	Reference is made to Exhibits 3.1 and 3.2

4.2	Fifth Amended and Restated Investor Rights Agreement, dated December 11, 2013 (Filed with the SEC as Exhibit 10.21 to our Registration Statement on Form S-1, filed with the SEC on February 27, 2014, SEC File No. 333-194192).

5.1	Opinion of Cooley LLP.

10.1	Form of Indemnity Agreement between the Registrant and its directors and officers. (Filed with the SEC as Exhibit 10.1 to our Amendment No. 1 to Registration Statement on Form S-1, filed with the SEC on March 19, 2014, SEC File No. 333-194192).

10.2	SCYNEXIS, Inc. Stock Option Plan, as amended, and Forms of Stock Option Grant Notice, Stock Option Agreement and Notice of Stock Option Exercise. (Filed with the SEC as Annex B to our Proxy Statement on Schedule 14A, filed with the SEC on August 1, 2014, SEC File No. 001-36365).

10.3	SCYNEXIS, Inc. 2009 Stock Option Plan, as amended, and Forms of Stock Option Grant Notice, Stock Option Agreement and Notice of Stock Option Exercise. (Filed with the SEC as Exhibit 10.3 to our Amendment No. 1 to Registration Statement on Form S-1, filed with the SEC on March 19, 2014, SEC File No. 333-194192).

10.4	SCYNEXIS, Inc. 2014 Equity Incentive Plan (Filed with the SEC as Annex A to our Proxy Statement on Schedule 14A, filed with the SEC on August 1, 2014, SEC File No. 001-36365).

10.5	SCYNEXIS, Inc. 2014 Employee Stock Purchase Plan. (Filed with the SEC as Exhibit 99.4 to our Registration Statement on Form 8, filed with the SEC on May 16, 2014, SEC File No. 333-196007).

10.6	Non-Employee Director Compensation Policy. (Filed with the SEC as Exhibit 10.1 to our Form 8-K, filed with the SEC on March 3, 2015, SEC File No. 001-36365).

10.7	Amended and Restated Employment Agreement, dated December 7, 2012, between SCYNEXIS, Inc. and Charles F. Osborne, Jr. (Filed with the SEC as Exhibit 10.7 to our Registration Statement on Form S-1, filed with the SEC on February 27, 2014, SEC File No. 333-194192).

10.8	Form of Stock Option Agreement and Form of Stock Option Grant Notice under the SCYNEXIS, Inc. 2014 Equity Incentive Plan (Filed with the SEC as Exhibit 99.3 to our Registration Statement on Form S-8, filed with the SEC on May 16, 2014, SEC File No. 333-196007).

10.9	Amended and Restated Employment Agreement, dated December 7, 2012, between SCYNEXIS, Inc. and Yves J. Ribeill. (Filed with the SEC as Exhibit 10.9 to our Registration Statement on Form S-1, filed with the SEC on February 27, 2014, SEC File No. 333-194192).

10.10#	Development, License and Supply Agreement, dated August 1, 2013, between SCYNEXIS, Inc. and R-Pharm, CJSC. (Filed with the SEC as Exhibit 10.10 to our Amendment No. 1 to Registration Statement on Form S-1, filed with the SEC on March 19, 2014, SEC File No. 333-194192).

Exhibit No.	Description of Document
10.11#	License Agreement, dated August 7, 2012, as amended, between SCYNEXIS, Inc. and Dechra Ltd. (Filed with the SEC as Exhibit 10.11 to our Amendment No. 1 to Registration Statement on Form S-1, filed with the SEC on March 19, 2014, SEC File No. 333-194192).

10.12#	Termination and License Agreement, dated May 24, 2013, between SCYNEXIS. Inc. and Merck Sharp & Dohme Corp. (Filed with the SEC as Exhibit 10.12 to our Amendment No. 1 to Registration Statement on Form S-1, filed with the SEC on March 19, 2014, SEC File No. 333-194192).

10.13#	Agreement for the Assignment of Patents and Know How concerning Cyclosporin Derivatives, dated June 10, 2005, between SCYNEXIS, Inc. and C-CHEM AG. (Filed with the SEC as Exhibit 10.13 to our Amendment No. 1 to Registration Statement on Form S-1, filed with the SEC on March 19, 2014, SEC File No. 333-194192).

10.14#	Research Services Agreement, dated December 19, 2011 between SCYNEXIS, Inc. and Merial Limited. (Filed with the SEC as Exhibit 10.14 to our Amendment No. 1 to Registration Statement on Form S-1, filed with the SEC on March 19, 2014, SEC File No. 333-194192).

10.15#	Exclusive Worldwide License Agreement, dated May 10, 2005, between SCYNEXIS, Inc. and Aventis Pharma S.A. (Filed with the SEC as Exhibit 10.15 to our Amendment No. 1 to Registration Statement on Form S-1, filed with the SEC on March 19, 2014, SEC File No. 333-194192).

10.16	Amendment No. 1 to Exclusive Worldwide License Agreement, dated October 26, 2006, between SCYNEXIS, Inc. and Aventis Pharma S.A. (Filed with the SEC as Exhibit 10.16 to our Registration Statement on Form S-1, filed with the SEC on February 27, 2014, SEC File No. 333-194192).

10.17	Letter Agreement, dated April 9, 2010, as amended, between SCYNEXIS, Inc. and HSBC Bank USA, National Association. (Filed with the SEC as Exhibit 10.17 to our Registration Statement on Form S-1, filed with the SEC on February 27, 2014, SEC File No. 333-194192).

10.18	Stand Alone First Demand Guarantee, dated April 9, 2010, as amended, by the Guarantee Extension Agreement, dated March 5, 2013, by and between Sanofi-Aventis S.A. and HSBC Bank USA, National Association. (Filed with the SEC as Exhibit 10.18 to our Registration Statement on Form S-1, filed with the SEC on February 27, 2014, SEC File No. 333-194192).

10.19	Reimbursement & General Security Agreement, dated April 9, 2010, as amended, by the Guarantee Extension Agreement, dated March 5, 2013, between SCYNEXIS, Inc. and Sanofi-Aventis S.A. (Filed with the SEC as Exhibit 10.19 to our Registration Statement on Form S-1, filed with the SEC on February 27, 2014, SEC File No. 333-194192).

10.20	Guarantee Extension Agreement, dated March 5, 2013, between SCYNEXIS, Inc. and Sanofi-Aventis S.A. (Filed with the SEC as Exhibit 10.20 to our Amendment No. 1 to Registration Statement on Form S-1, filed with the SEC on March 19, 2014, SEC File No. 333-194192).

10.22	Industrial Building Lease, dated as of July 1, 2007, as amended, between SCYNEXIS, Inc. and Durham Research Tri-Center, LLC. (Filed with the SEC as Exhibit 10.22 to our Registration Statement on Form S-1, filed with the SEC on February 27, 2014, SEC File No. 333-194192).

10.23#	Amended and Restated License, Development and Commercialization Agreement, dated December 23, 2013, between SCYNEXIS, Inc. and Elanco Animal Health. (Filed with the SEC as Exhibit 10.23 to our Amendment No. 1 to Registration Statement on Form S-1, filed with the SEC on March 19, 2014, SEC File No. 333-194192).

Exhibit No.	Description of Document
10.24	Employment Agreement, dated January 2014, between SCYNEXIS, Inc. and Carole A. Sable. (Filed with the SEC as Exhibit 10.24 to our Registration Statement on Form S-1, filed with the SEC on February 27, 2014, SEC File No. 333-194192).

10.25	Offer Letter, dated September 29, 2013, from SCYNEXIS, Inc. to Vivian W. Doelling. (Filed with the SEC as Exhibit 10.25 to our Registration Statement on Form S-1, filed with the SEC on February 27, 2014, SEC File No. 333-194192).

10.26	Board Observation Rights Agreement, dated March 5, 2013, between SCYNEXIS, Inc. and Sanofi-Aventis S.A. (Filed with the SEC as Exhibit 10.26 to our Registration Statement on Form S-1, filed with the SEC on February 27, 2014, SEC File No. 333-194192).

10.27	Employment Agreement, dated February 5, 2015, between SCYNEXIS, Inc. and Dr. Marco Taglietti. (Filed with the SEC as Exhibit 10.27 to our Annual Report on Form 10-K, filed with the SEC on March 30, 2015, SEC File No. 001-36365).

10.28	Patent Assignment, dated January 28, 2014, between SCYNEXIS, Inc. and Merck Sharpe & Dohme Corp. (Filed with the SEC as Exhibit 3.4 to our Registration Statement on Form S-1, filed with the SEC on February 27, 2014, SEC File No. 333-194192).

10.29#	Research Services Agreement, dated December 24, 2014, between SCYNEXIS, Inc. and Merial Inc. (Filed with the SEC as Exhibit 10.29 to our Annual Report on Form 10-K, filed with the SEC on March 30, 2015, SEC File No. 001-36365).

10.30	Series C-2 Preferred Stock Purchase Agreement, dated March 11, 2008 by and among SCYNEXIS, Inc., Merial Limited and S.R. One Limited. (Filed with the SEC as Exhibit 10.30 to our Amendment No. 1 to Registration Statement on Form S-1, filed with the SEC on March 19, 2014, SEC File No. 333-194192).

10.31	Addendums to Reimbursement Agreement, dated April 9, 2010, March 17, 2014 and April 29, 2014, between SCYNEXIS, Inc. and Sanofi. (Filed with the SEC as Exhibit 10.31 to our Amendment No. 3 to Registration Statement on Form S-1, filed with the SEC on April 30, 2014, SEC File No. 333-194192).

10.32#	Exclusive License Agreement, dated October 29, 2014, between SCYNEXIS, Inc. and Waterstone Pharmaceutical (HK Limited). (Filed with the SEC as Exhibit 10.32 to our Annual Report on Form 10-K, filed with the SEC on March 30 2015, SEC File No. 001-36365).

10.33#	Amendment to Termination and License Agreement, dated December 15, 2014, between SCYNEXIS, Inc. and Merck Sharp & Dohme Corp. (Filed with the SEC as Exhibit 10.33 to our Annual Report on Form 10-K, filed with the SEC on March 30, 2015, SEC File No. 001-36365).

10.34*	SCYNEXIS, Inc. 2015 Inducement Plan and Form of Stock Option Grant Notice and Stock Option Agreement.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Cooley LLP. Reference is made to Exhibit 5.1.

24.1*	Power of Attorney (included on the signature page of the original Form S-1).

#	Portions of this exhibit have been omitted pursuant to a request for confidential treatment, which portions were omitted and filed separately with the Securities and Exchange Commission.

*	Previously filed.